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                                                    EXHIBIT 12

                   ANADARKO PETROLEUM CORPORATION
          CONSOLIDATED STATEMENT OF COMPUTATION OF RATIOS
             OF EARNINGS TO FIXED CHARGES AND EARNINGS
      TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

Nine Months Ended September 30, 1997 and Five Years Ended December 31, 1996

                  Nine Months
                     Ended
                  September 30              Years Ended December 31
thousands            1997        1996     1995      1994      1993     1992

Gross Income       $131,105     $196,763  $65,624  $90,794  $106,824  $68,311
Rentals               6,007        4,234    2,457    2,814     3,069    2,737

Earnings            137,112      200,997   68,081   93,608   109,893   71,048
Gross Interest
  Expense            44,310       55,986   52,557   41,635    38,000   36,620
Rentals               6,007        4,234    2,457    2,814     3,069    2,737

Fixed Charges       $50,317      $60,220  $55,014  $44,449   $41,069  $39,357
Ratio of Earnings
  to Fixed Charges     2.72         3.34     1.24     2.11      2.68     1.81

The ratios of earnings to fixed charges were computed by dividing earnings by fixed charges. For this purpose, earnings include income before income taxes and fixed charges. Fixed charges include interest and amortization of debt expenses, and the estimated interest component of rentals. Certain amounts for prior years have been restated to conform to the current presentation.

During the nine months ended September 30, 1997 and five years ended December 31, 1996, there were no shares of preferred stock outstanding. Accordingly, the ratio of earnings to combined fixed charges and preferred stock dividends for each of the nine months and five years is the same as the ratio of earnings to fixed charges.